August 11, 2006

Mr. Barry Raeburn
Agent for service for
Harbin Electric, Inc.
2 Penn Center, Suite 1306
Philadelphia, Pennsylvania 19102

> **Re:** **Harbin Electric, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 17, 2006**
> **File No. 333-131032**

Dear Mr. Raeburn:

We have reviewed your letters dated August 7, 2006 and August 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   The financial statements should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, it appears that if the filing is not declared effective on or before August 14, 2006, you must update to include June 30, 2006 financial results.

Recent Developments, page 2

2.   We note your proposed disclosure regarding the potential issuance of senior secured notes, included in Exhibit D to your letter dated August 7, 2006. If you have to update to include the June 30, 2006 financial results, please expand your disclosure, here or in a subsequent events footnote to the financial statements, to disclose the terms of the agreement.

3.   In this regard, if prior to effectiveness you consummate the proposed financing, please tell us and revise the notes to disclose how the transaction was valued and recorded, and how your accounting for this transaction complied with generally accepted accounting principles, including SFAS 133, EITF 00-19 and 05-04.

Risk Factors, page 4

4.   Please add a risk factor regarding the risk that you may be obligated to pay a break up fee pursuant to the term sheet described in your proposed Recent Developments disclosure included as Exhibit D to your letter dated August 7, 2006.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc (via fax): Robert Smith, Esq. – Reed Smith LLP